Exhibit 3.152
SNAPPLE BEVERAGE CORP.
and
NANTUCKET ALLSERVE, INC.

AGREEMENT OF GENERAL
PARTNERSHIP
AMERICAS BEVERAGES MANAGEMENT GP

THIS AGREEMENT OF GENERAL PARTNERSHIP is made on June 14, 2007.

BETWEEN:
(1)	Snapple Beverage Corp., a Delaware corporation (“Partner 1”); and

(2)	Nantucket Allserve, Inc., a Massachusetts corporation (“Partner 2”), RECITAL
Partner 1 and Partner 2 desire to form the Partnership as a general partnership.

THE PARTIES AGREE AS FOLLOWS:

1.	GENERAL PROVISIONS
1.1.	Definitions

The following definitions shall for all purposes, unless otherwise clearly indicated, apply to the terms used in this Agreement:

“Act” shall have the meaning ascribed to it in Clause 1.2 below;

“Agreement” means this Agreement of General Partnership, including all amendments and modifications hereto and all schedules and exhibits to which reference is made herein;

“Partners” means Partner 1 and Partner 2 and any other Person admitted as a Partner pursuant to Clause 1.7, until such time as any of such Persons shall have withdrawn or been deemed to have withdrawn as a Partner in accordance with the terms hereof, and “Partner” means any of them;

“Percentage Interest” means with respect to each Partner, the percentage representing that Partner’s proportionate share of the assets of the Partnership as hereinafter specified in this Agreement;

“Person” means an individual, partnership, corporation, limited liability company, trust or other entity of whatever nature.

1.2.	Formation of the Partnership

The Partners agree to and hereby form the Partnership as a general partnership, pursuant to Chapter 87 of the Nevada Revised Statutes, cited as the Nevada Uniform Partnership Act, and pursuant to NRS 87.025 elect and expressly state that the Partnership volunteers to be governed by the provisions of NRS 87.010 to 87.430, inclusive (the “Act”), and this Agreement. Except as provided in this

Agreement, the rights, duties, liabilities and obligations of the Partners and the administration, dissolution, winding up and termination of the Partnership shall be governed by the Act.
1.3.	Name

The name of the Partnership shall be Americas Beverages Management GP. The name of the Partnership may be changed by the Partners.

1.4.	Principal Place of Business

The principal place of business of the Partnership shall be located at 900 King Street, Rye Brook, NY 10573.

1.5.	Term

The term of the Partnership shall commence on the date hereof and shall continue until the Partners agree to dissolve the Partnership or the Partnership is dissolved pursuant to the terms of the Act.

1.6.	Business of the Partnership
(a)	The Partners have organized the Partnership for the purposes of (i) holding and operating the historic Mott’s business activity through certain lower-tier entities, (ii) making such additional investments and engaging in such additional activities as the Partners may approve, and (iii) engaging in any and all activities related or incidental to the purposes set forth in clauses (i) and (ii).

(b)	The Partners may invest any funds which are held prior to investment or distribution, or held in any reserve established by the Partners, in such instruments or investments as the Partners may designate.

(c)	Subject to the terms of this Agreement, the Partners may enter into, deliver and perform all contracts, agreements and other undertakings and engage in all activities and transactions as may be necessary or appropriate to carry out the foregoing purposes.
1.7.	Addition and Withdrawal

Except as provided in Clause 5 below:
(a)	No Person may be admitted as a Partner to the Partnership without the consent of all of the Partners; and

(b)	No Partner shall withdraw from the Partnership without the consent of the other Partners then party to this Agreement.
2.	MANAGEMENT
2.1.	Management
(a)	Subject to the provisions of the Act and any limitations in this Agreement, the Partners have, acting together or separately, complete and exclusive power to direct and control the business and affairs of the Partnership.

(b)	The Partners hereby constitute a management committee of the Partnership (the “Management Committee”) consisting of four members (each, a “Designated Representative”), designated by Partner 1 and Partner 2. Partner 1 shall designate three representatives to serve on the management committee and Partner 2 shall designate one representative to serve on the Management Committee. In addition, Partner 1 may appoint one, two or three delegates to serve in case any of Partner 1’s Designated Representative’s are unavailable to serve in such capacity, the selected substitute delegates shall each serve to the extent of such Designated Representative’s unavailability. Partner 2 may appoint one delegate to serve in case Partner 2’s Designated Representative is unavailable to serve in such capacity, the selected substitute delegate shall serve to the extent of such Designated Representative’s unavailability. Meetings of the Management Committee shall be called at the request of any Designated Representative (or its delegate or any of its substitute delegates, as applicable) upon two days’ prior written notice to the other Designated Representative (or its delegate or any of its substitute delegates, as applicable). The Management Committee may only act upon the affirmative vote of at least two Designated Representatives (or their respective delegates or substitute delegates, as applicable) or upon the unanimous written consent of all Designated Representatives (or their respective delegates or substitute delegates, as applicable).

The names of the Designated Representatives are set forth on “Schedule 1”.

(c)	Without the prior approval of the Management Committee, the Partnership shall not:
(i)	create, incur or be obligated in respect of any indebtedness for money borrowed;

(ii)	make any acquisition of, or material investment in, any person, firm or corporation;

(iii)	sell, lease, transfer or otherwise dispose of (by merger, consolidation or otherwise), other than in the ordinary course of business, any significant part of the Partnership’s operations, business, properties or assets;

(iv)	guarantee, assume or become contingently liable for, either directly or indirectly, any liability of others;

(v)	bid, make a proposal for or enter into any material contract, franchise or other arrangement that would constitute an obligation of the Partnership; or

(vi)	change the fiscal year of the Partnership.

Notwithstanding the foregoing, Partner 1 and Partner 2 may by resolution of both authorize any action by the Partnership without action or approval of the Management Committee.
(d)	The management of the Partnership, including executive and administrative responsibility for the management of the Partnership’s business, shall, to the extent authorized by the Management Committee, be vested in a Chief Executive Officer and such other officers as are designated by the Management Committee.
2.2.	Meetings

Meetings of the Partnership shall be held at least once annually. Meetings of the Partnership shall not take place unless both a representative of Partner 1 and a representative of Partner 2 is present unless written consent in lieu of such a meeting of Partners has been executed.

2.3.	Representatives

Any Designated Representative, delegate or substitute delegate appointed by a Partner, or any director of a Partner or any other person nominated at a board meeting of a Partner shall constitute a representative of that Partner for the purposes of Clause 2.2 above.
3.	CAPITAL CONTRIBUTIONS AND WITHDRAWALS
3.1.	Initial Contributions of Partners

As set forth in this paragraph, simultaneously with the execution of this Agreement each Partner is making a capital contribution in exchange for and relative to the Percentage Interest of each Partner. Partner 1 and Partner 2 have agreed that each is making capital contributions resulting in a Percentage Interest of 98.5% and 1.5% respectively.

The initial Percentage Interest of each Partner is set forth and attached herein as "Schedule 2”.

The Partners agree that each shall make an initial capital contribution in proportion to their respective Percentage Interest.

3.2.	No Additional Compulsory Contributions

Except as may be required by this Agreement or as agreed from time to time between the Partners, neither Partner shall have any obligation to make further contributions to the capital of the Partnership.

3.3.	Capital Accounts

The Partnership will maintain capital accounts for the Partners in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv).

3.4.	Interest

No interest shall be paid on or with respect to the capital account or capital contributions of any of the Partners.

3.5.	Loans from Partners

Loans by a Partner shall not be considered contributions to the capital of the Partnership except as herein provided.

3.6.	Priority

Neither Partner shall be entitled to priority over the other Partner with respect to a return of its capital contributions or distributions, except as herein provided.
4.	DISTRIBUTIONS; LIABILITIES AND LOSSES
4.1.	Distributions

The Partnership shall distribute available cash to the Partners in proportion to their Percentage Interests at such times as the Management Committee may determine to be appropriate.

4.2.	Liabilities and Losses

The Partners shall bear all liabilities, and all losses and expenses properly incurred by the Partnership, in proportion to their Percentage Interests; provided, however that no Partner shall be allocated an item of loss or expense that would create or increase a deficit in such Partner’s adjusted capital account within the meaning of Treasury Regulation Section 1.704-1 (b)(2)(ii)(d).
4.3.	Profits

The net profits of the Partnership shall be allocated to the Partners as follows: First to the Partners that received disproportionate allocations of loss or expense due to another Partner’s adjusted capital account deficit in proportion to and to the extent of such prior allocation; Second, to the Partners in accordance with the Partner’s Percentage Interest.

4.4.	Regulatory Allocations
(a)	Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation Section 1.704-2(f), notwithstanding the provisions of this Article 4, if there is a net decrease in the Partnership Minimum Gain during any tax year of the Partnership, each Partner shall be specially allocated items of the Partnership’s profits for such year (and, if necessary, subsequent years) in an amount equal to such Partner’s share of the net decrease in the Partnership’s Minimum Gain, as determined under Treasury Regulation Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant thereto. The items to be allocated shall be determined in accordance with Treasury Regulation Sections 1.704-2(f)(6) and 1.704-(j)(2). This Section 4.4(a) is intended to qualify as a “minimum gain chargeback” within the meaning of Treasury Regulation Section 1.704-2(1) which shall be controlling in the event of a conflict between such Treasury Regulation and this Section 4.4(a).

(b)	Partner Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation Section 1.704-2(i)(4), and notwithstanding the provisions of this Article 4 (except Section 4.4(a), if there is a net decrease in Partner Minimum Gain attributable to a Partner Nonrecourse Debt during any tax year of the Partnership, each Partner who has a share of the Partner Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Treasury Regulation Section 1.704-2(i)(5), shall be specially allocated items of the Partnership’s income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Partner’s share of the net decrease in Partner Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Treasury Regulation Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each

Partner pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulation Sections 1.704-2(i)(4) and 1.704-(j)(2). This Section 4.4(b) is intended to qualify as a “chargeback of partner nonrecourse debt minimum gain” within the meaning of Treasury Regulation Section 1.704-2(i) which shall be controlling in the event of a conflict between such Treasury Regulation and this Section 4.4(b).
(c)	Nonrecourse Deductions and Partner Nonrecourse Deductions. Any Nonrecourse Deductions for any tax year of the Partnership shall be specially allocated to the Partners in accordance with the Partners’ Percentage Interests, and any Partner Nonrecourse Deductions for any tax year of the Partnership shall be specially allocated to the Partner(s) who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable, in accordance with Treasury Regulation Sections 1.704-2(b)(4) and 1.704-2(i).

(d)	Qualified Income Offset. If any Partner unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of the Partnership’s income and gain shall be allocated, in accordance with Treasury Regulation Section 1.704-1(b)(2)(ii)(d), to the Partner in an amount and manner sufficient to eliminate, to the extent required by such Treasury Regulations, the adjusted capital account deficit of the Partner as quickly as possible, provided that an allocation pursuant to this Section 4.4(d) shall be made if and only to the extent that such Partner would have an adjusted capital account deficit after all other allocations provided in this Article 4 have been tentatively made as if this Section 4.4(d) were not in the Agreement. It is intended that this Section 4.4(d) qualify and be construed as a “qualified income offset” within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(d), which shall be controlling in the event of a conflict between such Treasury Regulations and this Section 4.4(d).

(e)	Gross Income Allocation. If any Partner has a deficit capital account at the end of any tax year of the Partnership in excess of the sum of (1) the amount (if any) such Partner is obligated to restore to the Partnership, and (2) the amount such Partner is deemed to be obligated to restore pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(c) or the penultimate sentences of Treasury Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Partner shall be specially allocated items of Partnership income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 4.4(e) shall be made if and only to the extent that such Partner would have a deficit capital account in excess of such sum after all other allocations provided in this Article 4 have been tentatively made as if this Section 4.4(e) and Section 4.4(d) were not in the Agreement.

(f)	Section 734 and 743 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to IRC Section 734(b) or IRC Section 743(b) is required, pursuant to Treasury Regulation Section 1.704-l(b)(2)(iv)(m)(2) or Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining capital accounts as the result of a distribution to a Partner in complete liquidation of his interest in the Partnership, the amount of such adjustment to the capital accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Partners in accordance with their interests in the Partnership in the event that Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Partners to whom such distribution was made in the event that Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4) applies.

(g)	Ameliorative Allocation. The allocations set forth in Sections 4.4(a), (b), (c), (d), (e), and (f) hereof (the “Regulatory Allocations”) are intended to comply with certain regulatory requirements, including the requirements of Treasury Regulation Sections 1.704-1 (b) and 1.704-2. Notwithstanding the provisions of Section 4.1 and 4.2 hereof, the Regulatory Allocations shall be taken into account in allocating other items of profits and losses among the Partners so that, to the extent possible, the net amount of such allocations of other items and the Regulatory Allocations to each Partner shall be equal to the net amount that would have been allocated to each such Partner if the Regulatory Allocations had not occurred, provided that any item that is likely to “reverse” pursuant to another provision of Section 4.4 hereof shall be disregarded for purposes of this Section 4.4(g).
5.	ASSIGNMENT OF PARTNER INTEREST
5.1.	Assignment

Neither Partner shall, without the prior written consent of the other Partner (which consent may be given or withheld in the sole discretion of the other Partner), sell, assign, pledge, encumber, or otherwise transfer all or any part of its interest in the assets of the Partnership except by operation of law. Any assignment permitted by or pursuant to this Agreement shall be by written instrument.

5.2.	Conversion

Conversion of a Partner from its existing form to another form shall not constitute an assignment for the purposes of this Agreement.
6.	DISSOLUTION OF THE PARTNERSHIP
6.1	Liquidation

Upon the occurrence of any Event of Dissolution as hereinafter defined, the Partners shall engage in no further business except as may be necessary to distribute the assets of the Partners and wind up the affairs of the Partnership: The Partners, acting jointly, shall appoint a liquidator (who may, but need not, be a Partner) who shall have sole authority and control over the winding up and liquidation of the Partners’ business and affairs and shall diligently pursue the winding up and liquidation of the Partnership. During the course of liquidation, there shall be no cash distributions to the Partners until the Distribution Date (as hereinafter defined).

6.2	Events of Dissolution

In addition to the causes of dissolution set forth in the Act, the Partners agreeing to dissolve the Partnership shall constitute an “Event of Dissolution” of the Partnership.

6.3	Winding Up

Liquidation shall continue until the Partnership’s affairs are in such condition that there can be a final accounting, showing that all fixed or liquidated obligations and liabilities of the Partners are satisfied or can be adequately provided for under this Agreement. The assumption or guarantee in good faith by one or more financially responsible persons shall be deemed to be an adequate means of providing for such obligations and liabilities. In the course of such winding up, the assets of the Partnership shall be distributed in kind to the Partners unless the Partners agree that the assets shall be sold.

6.4	Liquidating Distributions

When the liquidator has determined that there can be a final accounting, the liquidator shall establish a date for the distribution of the proceeds of liquidation of the Partnership (the “Distribution Date”). The assets of the Partnership, to the extent they are sufficient, shall be distributed in the following order on the Distribution Date:
(a)	First to pay all expenses of liquidation and winding up;

(b)	Second, to pay all debts of the Partnership, other than debts owing to the Partners;

(c)	Third, to pay all debts owed to the Partners; and

(d)	Fourth, to distribute the balance (if any) to the Partners in proportion to their individual capital account balances.
6.5	No Deficit Restoration

Neither Partner shall be liable for the return of the capital contributions of the other Partner, or any portion thereof; nor shall any Partner be required to pay any deficit in its capital account upon dissolution of the Partnership.
7.	Accounting
7.1	Fiscal Year

The fiscal year of the Partnership for both financial and tax reporting purposes shall end on December 31 in each year. Partner 1 shall be the tax matters partner until removed or replaced by the Partners.

7.2	Books and Records

Complete books and records accurately reflecting the accounts, business and transactions shall be maintained and kept by the Partnership.
8.	MISCELLANEOUS
8.1.	Execution in Counterparts

This Agreement may be executed in two counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Valid execution shall be deemed to have occurred when a signature page is executed by the Partner in question.

8.2.	Notices

All notices, approvals, consents and other communications required or permitted to be given under this Agreement shall be in writing and shall be hand delivered (including by messenger or recognized commercial delivery or courier service), sent by facsimile transmission or sent by registered or certified mail, postage prepaid, addressed to the Partner intended at the address set forth below or at such other address as such Partner may designate by notice given to the other Partners in the manner aforesaid and shall be deemed given and received on the date it is delivered, in the case of delivery by hand or facsimile, or, in the case of delivery by mail, actual delivery as shown by the addressee’s return receipt. Rejection or other refusal to accept or inability to deliver because of a change of address of which no notice was given shall be deemed to be receipt of the notice.

Partner 1

Attention:	Secretary

Address:	900 King Street
Rye Brook, NY 10573

Facsimile number: (914) 612-6302

Partner 2

Attention:	Secretary

Address:	900 King Street
Rye Brook, NY 10573

Facsimile number: (914) 612-6302
8.3.	Governing Law

This Agreement and all matters in connection with the power, authority and rights of the Partners hereunder shall in all respects be governed by, interpreted and construed in accordance with the laws of the State of Nevada, without giving effect to the principles of conflicts of laws.

8.4	Additional Instruments

This Agreement shall be binding upon the parties hereto and upon their successors or assigns and the parties hereto agree for themselves and their successors and assigns to execute any and all instruments in writing which are or may become necessary or proper to carry out the purpose and intent of this Agreement.

8.5	Severability

In the event any provisions of this Agreement shall be held to be invalid, illegal or unenforceable under present or future laws effective during the term of this Agreement, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby, and in lieu of each such invalid, illegal or unenforceable provisions, there shall be added automatically as part of this Agreement a provision as similar in terms to such invalid, illegal or unenforceable provisions as may be valid, legal and enforceable.
8.6	Waiver

No waiver of any provisions of this Agreement shall be valid unless in writing and signed by the person or party against whom charged.

8.7	Entire Agreement

This instrument constitutes the entire agreement between the Partners with respect to the Partnership and supersedes all prior agreements, understandings, offers and negotiations oral or written between the parties.
[signatures on next page]

IN WITNESS whereof this Agreement has been executed on the date first above written.

Signed by:	/s/ James L. Baldwin

Duly authorized on behalf of
SNAPPLE BEVERAGE CORP.
James L. Baldwin, Executive Vice President

Signed by:	/s/ John Stewart

Duly authorized on behalf of
NANTUCKET ALLSERVE, INC.
John Stewart, Executive Vice President

SCHEDULE 1
Designated Representatives
(at formation)

Designated Representative	Delegate	Substitute Delegate

Gilbert M. Cassagne (SBC)

James L. Baldwin (SBC)

Lisa M. Longo (SBC)

John Stewart (Nantucket)

SCHEDULE 2
PARTNERS INITIAL PERCENTAGE INTEREST

Partner	Percentage Interest

Partner 1	98.5%

Partner 2	1.5%

SCHEDULE 1
AMERICAS BEVERAGES MANAGEMENT GP
Designated Representatives
(as of April 21, 2008)

Designated Representative	Delegate	Substitute Delegate

James L. Baldwin (SBC)	Lisa Papageorge
Larry Young (SBC)	Lisa Papageorge
Taun Dimatteo (SBC)	Lisa Papageorge
John O. Stewart (SBC)	Lisa Papageorge